                                                                EXHIBIT 99(A)
                                                                -------------



FOR IMMEDIATE RELEASE                                       MEDIA INQUIRIES:
                                                            KATHY OBERT
                                                            (216) 781-2400

                                                            INVESTOR INQUIRIES:
                                                            Thomas R. Miklich
                                                            (216) 329-6111


INVACARE REPORTS RECORD YEAR

ELYRIA, OHIO, FEBRUARY 21, 1995 -- Invacare Corporation (NASDAQ/NMS:IVCR), the world's leading manufacturer and distributor of home medical equipment, today reported record sales and earnings for the fourth quarter and year ending December 31, 1994.

Earnings per share were $1.78 for the year, a 19% increase over 1993. Net income rose to $26,377,000 compared to $22,110,000 last year, an increase of 19%; and, net sales were up 13% to $411,123,000.

Earnings per share for the fourth quarter were $.61 representing a 20% increase over the comparable period in 1993. Net income for the quarter increased 19% to $9,020,000 while net sales rose 15% to $115,350,000.

A. Malachi Mixon III, chairman, president and chief executive officer, said, "We are pleased by the sales and profit performance of the Company in 1994, as our return on sales increased to 6.4% and our return on equity to 19.5%. These important financial measures exceed those of our major competitors and compare very favorably with the returns for industry in general." Mixon added, "Cash flow continued to be strong as the Company's debt-to-equity ratio declined despite the increased investment required to fund additional installment receivables in the Company's financing arm, Invalease, and two acquisitions, Genus Medical, Ontario, Canada and Rehadap, S.A., Gerona, Spain." Further commenting on 1994 results, Mixon stated, "The Company's home care products were exceptionally strong throughout 1994; and with the introduction of the Storm series of power wheelchairs, rehab product sales growth strengthened in the last half of the year. The Company's European operations' sales growth also accelerated in the third and fourth quarters with sales increases of 13% and 20%, respectively."

Mixon added, "We have strengthened and focused our management team to meet the challenges of a changing market in 1995. With favorable sales and profit trends continuing early in 1995 for both Europe and the U.S., we are confident that the Company's growth in revenues, market share and earnings will continue, despite a period of rising raw material costs."

Invacare's corporate
headquarters are in Elyria, Ohio with plants in the U.S., Canada, Mexico, New Zealand, Germany, France and the United Kingdom. Products are distributed worldwide through more than 10,000 dealer locations.

                                     (More)
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  INVACARE REPORTS RECORD YEAR-- P. 2 (CONTINUED)

  INVACARE CORPORATION AND SUBSIDIARIES
  CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

                                                                Three Months Ended                             Year to Date
                                                                   December 31,                                December 31,
  In thousands, except per-share data                 1994                           1993            1994                   1993
                                                      ----                           ----            ----                   ----
  Net sales                                         $115,350                       $100,700        $411,123               $365,457
  Cost of products sold                               76,084                         67,260         278,041                246,953
                                                    --------                       --------        --------               --------
        Gross Profit                                  39,266                         33,440         133,082                118,504

  Selling, general and administrative expense         24,357                         21,053          89,346                 81,635
                                                    --------                       --------        --------               --------
        Income from Operations                        14,909                         12,387          43,736                 36,869

  Interest income                                      1,757                          1,225           6,373                  5,255
  Interest expense                                    (2,336)                        (1,962)         (8,232)                (8,614)
                                                    --------                       --------        --------               --------
        Earnings before income taxes                  14,330                         11,650          41,877                 33,510

  Income taxes                                         5,310                          4,096          15,500                 11,400
                                                    --------                       --------        --------               --------
  NET INCOME                                          $9,020                         $7,554         $26,377                $22,110
                                                    ========                       ========        ========               ========
  EARNINGS PER SHARE                                   $0.61                          $0.51           $1.78                  $1.50
                                                    ========                       ========        ========               ========
  Weighted average shares outstanding                 14,894                         14,750          14,848                 14,738
                                                    ========                       ========        ========               ========


  INVACARE CORPORATION AND SUBSIDIARIES
  CONDENSED CONSOLIDATED BALANCE SHEET

                                                   December 31,                  December 31,
  In thousands                                        1994                           1993
                                                      ----                           ----
  Assets

  CURRENT ASSETS                                    $179,791                       $156,191

  OTHER ASSETS                                        28,840                         17,341

  PROPERTY AND EQUIPMENT, net                         55,919                         52,480

  GOODWILL, net                                       72,915                         60,355

                                                    --------                       --------
        TOTAL ASSETS                                $337,465                       $286,367
                                                    ========                       ========

  Liabilities and Shareholders' Equity

  CURRENT LIABILITIES                                $70,448                        $60,913

  LONG-TERM OBLIGATIONS                              103,010                         90,492

  SHAREHOLDERS' EQUITY                               164,007                        134,962

                                                    --------                       --------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $337,465                       $286,367
                                                    ========                       ========